UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE
ACT OF 1934

For the month of:	November 2014

Commission File Number	333-183376

Xtra-Gold Resources Corp.
(Translation of registrant’s name into English)

357 Bay Street, Suite 902, Toronto, Ontario, M5H 2T7, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

EXPLANATORY NOTE

On November 6, 2014, Xtra-Gold Resources Corp. (the “Company”) filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com the following documents:

  Unaudited consolidated interim statements for the nine months ended September 30, 2014;

  Management’s discussion and analysis of financial conditions and results of operations for the nine months ended September 30, 2014;

  Form 52-109F2 - Certification of interim filings – Full Certification for the nine months ended September 30, 2014 by the Company’s Chief Executive Officer (“CEO”); and

  Form 52-109F2 - Certification of interim filings – Full Certification for the nine months ended September 30, 2014 by the Company’s Chief Financial Officer (“CFO”).

SUBMITTED HEREWITH

Exhibit	Description of Exhibit
99.1	Unaudited interim consolidated financial statements for the period ended September 30, 2014;
99.2	Management’s discussion and analysis of financial conditions and results of operations for the period ended September 30, 2014;
99.3	Form 52-109F2 – CEO Certification of interim filings; and
99.4	Form 52-109F2 – CFO Certification of interim filings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 10, 2014	XTRA-GOLD RESOURCES CORP.
(Registrant)

	By:	/s/ Paul Zyla
Paul Zyla,
Chief Executive Officer